Mail Stop 3561

May 9, 2007

By U.S. Mail and facsimile to (212) 649-0482

Mr. Andrew Intrater
Chairman of the Board, President
  & Chief Executive Officer
Columbus Acquisition Corp.
153 East 53rd Street, 58th Floor
New York, NY 10022

>   **Re: Columbus Acquisition Corp.**
>   **Amendment to Registration Statement on Form S-1**
>   **Filed on April 11, 2007**
>   **File Number 333-138890**

Dear Mr. Intrater:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 30

1.   We note you indicate that you will use $1,070,000 for working capital. Please
        revise to indicate the amounts to be used for each noted purpose in working
        capital.

Mr. Andrew Intrater
Columbus Acquisition Corp.
May 9, 2007
Page 2

Conversion Rights, page 45

2.	Please clarify the specific procedures for shareholders wishing to convert their shares must take to exercise their conversion rights to receive a pro rata portion of the trust account. For example, explain what precise steps shareholders will be required to take to properly exercise their conversion rights before and after the shareholder meeting to vote on a proposed transaction.

Legality Opinion

3.	Please file a revise opinion by LeBoeuf, Lamb, Greene & MacRae LLP to indicate the date of the dated legality opinion.

Financial Statements, page F-1

4.	We note your disclosure (pages 17, 35, and 64) that you will be increasing the number of authorized shares of common stock to 39,000,000. Please revise the notes to financial statements to provide disclosure regarding the subsequent increase in authorized shares. We note that the balance sheet reflects a number of authorized shares that would not support equity classification of the warrant (as well as the insider warrants) and unit purchase option in accordance with paragraph 19 of EITF 00-19, and there is no disclosure regarding any subsequent increase in authorized shares.

5.	Please provide a currently dated consent of the independent accountant in any amendment and ensure that the financial statements are updated as required by Rule 3-12 of Regulation S-X.

General

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Andrew Hulsh, Esq.
        LeBouef, Lamb, Green & MacRae LLP
        125 West 55th Street
        New York, NY 10019